Vk 3-24-04

AH 3-22-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016178

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 10 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-49889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKeon Brothers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 1004
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Krim (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William McKeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKeon Brothers, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

DONNA J. LEWIS
Notary Public, State of New York
No. 31-4908011
Qualified in New York County
~~Commission Expires September 14, 1991~~ 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income ~~(Loss)~~.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCKEON BROTHERS, LLC
(A LIMITED LIABILITY COMPANY)

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

* * * * * * * * * * * * * * * * * * * *

MCKEON BROTHERS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	337,183
Receivable from broker, dealer and clearing organization		70,978
Commissions receivable		253,448
Prepaid income taxes		4,350
Other assets		23,483
	$	689,442

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses and other payables	$	128,387
Deferred tax liability		8,400
		136,787
Members' equity:		
Members' capital		552,655
	$	689,442

The accompanying notes are an integral part of this financial statement.

MCKEON BROTHERS, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

McKeon Brothers, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York and will exist as such until December 31, 2027. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

Members of a limited liability company have limited personal liability for the obligations or debts of the entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

3. RECEIVABLE FROM BROKER, DEALER AND CLEARING ORGANIZATION:

Receivable from broker, dealer and clearing organization arises as a result of the Company's normal securities transactions.

4. SEAT LEASE:

The Company leases three seats on the New York Stock Exchange. The lease payments, some of which are guaranteed by the Company, are as follows:

Expiration Date	Annual Lease Payments
May 21, 2004	$204,000
October 7, 2004	210,000
October 23, 2004	210,000

5. INCOME TAXES:

Deferred taxes are a result of temporary differences arising primarily from commissions receivable, prepaid expenses and accrued expenses and other payables. The deferred taxes are as follows:

Deferred tax asset	$ 2,600
Deferred tax liability	(11,000)
Net deferred tax liability	$ (8,400)

6. CLEARANCE AGREEMENT:

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company will be required to maintain with the broker cash or securities of not less than $50,000. This deposit is included with the receivable from broker, dealer and clearing organization.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2003, the Company had net capital, as defined, of $516,524 which was $503,432 in excess of its required net capital of $13,092. At December 31, 2003, the Company had aggregate indebtedness of $196,387. The ratio of aggregate indebtedness to net capital was .38 to 1.

8. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2003, this credit risk amounts to $263,593.

9. PROFIT SHARING PLAN:

The Company sponsors a defined contribution profit sharing plan. The plan covers substantially all of the Company's employees following the completion of one year of service. The plan is funded through a separate trust account. The contribution to the plan, which is at the Company's discretion, is determined annually by management

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Members
McKeon Brothers, LLC

We have audited the accompanying statement of financial condition of McKeon Brothers, LLC (a limited liability company) (the "Company") as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McKeon Brothers, LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
March 5, 2004